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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                  Commission File Number 0-16152
                                                                         -------

                           NOTIFICATION OF LATE FILING

    (Check One):  |X|Form 10-K  |_| Form 11-K  |_| Form 20-F  |_|Form 10-Q

    |_| Form N-SAR

         For Period Ended: September 30, 2001
                           ------------------
|_| Transition Report on Form 10-K           |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F           |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K
    For the Transition Period Ended:__________________________________

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:________________________________________________________________________

________________________________________________________________________________

                                     PART I

                             REGISTRANT INFORMATION

Full name of registrant   METRISA, INC.
                        ________________________________________________________

Former name if applicable
________________________________________________________________________________

Address of principal executive office (STREET AND NUMBER)

25 WIGGINS AVENUE
________________________________________________________________________________
City, state and zip code     BEDFORD, MASSACHUSETTS 01730-2323
                         _______________________________________________________

                                     PART II

                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed
|X| due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                                    PART III

                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The registrant's Form 10-KSB for the fiscal year ended September 30, 2001 could not be filed within the time period prescribed by the Securities Exchange Act of 1934 without reasonable effort or expense because of financial reporting requirements relating to the sale, effective September 30, 2001, of substantially all of the assets of the registrant's Holometrix Micromet Division to Netzsch Instruments, Inc.

                                     PART IV

                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

         DAVID J. BROWN                     (617)           248-4056
________________________________________________________________________________
            (Name)                       (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                           |X| Yes      |_| No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           |X| Yes      |_| No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  METRISA, INC.
________________________________________________________________________________
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   December 28, 2001                          By /s/ JOHN E. WOLFE
      _______________________________               ____________________________
                                                              President
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                                  Attachment A
                                  ------------

                                  Metrisa, Inc.

  Anticipated changes in results of operations for Metrisa, Inc.(the "Company")
            for the fiscal year ended September 30, 2000 as compared
                   to the fiscal year ended September 30, 2001
                   -------------------------------------------

The Company sold and discontinued the Materials Characterization segment of the business as of September 30, 2001.

Net sales for the Company's continuing operations for fiscal 2001 are expected to total approximately $6,970,000, as compared to $5,870,432 in the comparable period of 2000, an increase of approximately $1,099,000. This increase of approximately 19% is primarily due to the inclusion for a full fiscal year of sales relating to the assets of Monitek Assets Technologies, Inc. acquired effective July 1, 2000..

Loss from operations for the Company are expected to be approximately $530,000 for fiscal 2001, compared to income from operations of $608,828 in fiscal 2000. This loss was primarily the result of losses associated with the Company's Process Analytical operations in Germany, increased cost of sales in selected areas, and significantly increased Process Analytical research and development expenses, worldwide.

Net loss for continuing operations of the Company are expected to be approximately $775,000 for fiscal 2001, compared to net income of $401,205 in fiscal 2000, as a result of the matters discussed above.

Net loss for the Company are expected to be approximately $815,000, compared to a net loss of $248,255 in fiscal 2000. Included in this net loss is a loss from discontinued operations of approximately $320,000, and a gain on the disposal of the Company's Materials Characterization business segment of approximately $280,000. Included in the net loss for fiscal 2000 was a loss from discontinued operations of the Company of approximately $649,000.